UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MSP Recovery, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

553745 100

(CUSIP Number)

c/o MSP Recovery, Inc.

2701 Le Jeune Road, Floor 10

Coral Gables, Florida 33134

(305) 573-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 553745 100

1.	Names of Reporting Persons Lionheart Equities, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 275,464,994 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 275,464,994 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,464,994
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.0% (2)
14.	Type of Reporting Person (See Instructions) OO

Note: All share amounts on these cover pages are presented as shares of Class A Common Stock, par value $0.0001 per share of MSP Recovery, Inc., a Delaware corporation (“Issuer”), on an as-converted basis.

(1)

Consists of: (i) 2,435,060 shares of Class A Common Stock; and (ii) 273,029,934 Class A Common Stock issuable to Lionheart Equities, LLC (“Lionheart Equities”) upon the exercise of warrants issued on May 27, 2022, each to purchase one share of Class A Common Stock at an exercise price of $11.50 per share and exercisable within 60 days after May 27, 2022 (the “New Warrants”).

(2)	The percentage of class was calculated based on 67,173,336 shares of Class A Common Stock outstanding as of June 30, 2022, and assuming the conversion of all New Warrants owned by Lionheart Equities into Class A Common Stock, in accordance with Rule 13d-3(d)(1)(i) under the Act.

1.	Names of Reporting Persons Ophir Sternberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 601,617,492 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 601,617,492 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 601,617,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 90.7% (2)
14.	Type of Reporting Person (See Instructions) IN
(1)

Consists of: (i) 832,498 shares of Class A Common Stock and 87,320,000 New Warrants owned by Lionheart Investments, LLC (“Lionheart Investments”), over which Ophir Sternberg (“Mr. Sternberg”) holds sole voting and investment control as the sole manager; (ii) 1,000,000 shares of Class A Common Stock and 118,000,000 New Warrants owned by Star Mountain Equities, LLC (“Star Mountain”), over which Mr. Sternberg holds sole voting and investment control as the sole manager; (iii) 2,435,060 shares of Class A Common Stock and 273,029,934 New Warrants owned by Lionheart Equities, over which Mr. Sternberg holds sole voting and investment control as the sole manager; and (iv) 1,000,000 shares of Class A Common Stock and 118,000,000 New Warrants owned by the 2022 OS Irrevocable Trust (the “2022 Trust”) over which Mr. Sternberg’s spouse holds sole voting and investment control as the trustee.

(2)	The percentage of class was calculated based 67,173,336 shares of Class A Common Stock outstanding as of June 30, 2022, and assuming the conversion of all New Warrants owned by Lionheart Investments, Star Mountain, Lionheart Equities, and the 2022 Trust, respectively, into Class A Common Stock, in accordance with Rule 13d-3(d)(1)(i) under the Act.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No.1”) to Schedule 13D is filed jointly by Lionheart Equities and Mr. Sternberg (collectively, the “Reporting Persons”) and amends that Schedule 13G originally filed by the Reporting Persons with the Securities and Exchange Commission on June 7, 2022 (the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby supplemented to include the following information:

On June 7, 2022, Lionheart Equities exercised all Private Warrants owned by Lionheart Equities on a cashless basis for an aggregate of 121,247 shares of Class A Common Stock, and Lionheart Investments exercised all Private Warrants owned by Lionheart Investments on a cashless basis for an aggregate of 92,498 shares of Class A Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended as follows:

(c)	The Reporting Person has not engaged in any transactions in shares of Class A Common Stock in the 60 days prior to the filing of this Schedule 13D other than as described in Item 3 above.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Schedule 13D is true, complete and correct.

Date: July 12, 2022	LIONHEART EQUITIES, LLC

	By:	/s/ Ophir Sternberg
	Name: Title:	Ophir Sternberg Member

/s/ Ophir Sternberg
Ophir Sternberg